SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. ___ )*

Neose Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

640522108
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

		13G	Page 2 of 13 Pages
CUSIP No.	640522108

1	NAMES OF REPORTING PERSONS
	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Anguilla, British West Indies

	5	SOLE VOTING POWER

NUMBER OF		4,055,152

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,055,152

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,055,152

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	7.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

		13G	Page 3 of 13 Pages
CUSIP No.	640522108

1	NAMES OF REPORTING PERSONS
	MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		4,610,381

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,610,381

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,610,381

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	8.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

		13G	Page 4 of 13 Pages
CUSIP No.	640522108

1	NAMES OF REPORTING PERSONS
	MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		4,538,186

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,538,186

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,538,186

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	8.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

		13G	Page 5 of 13 Pages
CUSIP No.	640522108

1	NAMES OF REPORTING PERSONS
	MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		4,760,953

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,760,953

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,760,953

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	8.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Page 6 of 13 Pages

Item 1(a). Name of Issuer:
Item 1(b). Address of Issuer’s Principal Executive Offices:
Item 2(a). Name of Person Filing:
Item 2(b). Address of Principal Business Office or, if none, Residence:
Item 2(c). Citizenship:
Item 2(d). Title of Class of Securities:
Item 2(e). CUSIP Number:
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group.
Item 10. Certification.
SIGNATURE
EX-99.A: JOINT FILING AGREEMENT

Page 7 of 13 Pages

     This statement on Schedule 13G (this “Statement”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Neose Technologies, Inc. (the “Issuer”). The securities reported on this Statement were previously reported on Schedule 13D, the last amendment of which was filed on October 8, 2008.
Item 1(a). Name of Issuer:
     Neose Technologies, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
102 Rock Road
Horsham, PA 19044
Item 2(a). Name of Person Filing:
     This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
1.	MHR Capital Partners Master Account LP (“Master Account”);

2.	MHR Advisors LLC (“Advisors”);

3.	MHR Fund Management LLC (“Fund Management”); and

4.	Mark H. Rachesky, M.D. (“Dr. Rachesky”).
     This Statement relates to shares of Common Stock held for the accounts of each of Master Account, a limited partnership organized in Anguilla, British West Indies, MHR Capital Partners (100) LP (“Capital Partners (100)”), a Delaware limited partnership, and OTT LLC, a Delaware limited liability company (“OTT”). Advisors is the general partner of each of Master Account and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100). Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account and Capital Partners (100) and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported herein and, accordingly, Fund Management may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of each of Master Account and Capital Partners (100). Dr. Rachesky is the managing member of OTT, Advisors and Fund Management, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of OTT, Master Account and Capital Partners (100).

Page 8 of 13 Pages

Item 2(b). Address of Principal Business Office or, if none, Residence:
     The address of the principal business office of each of the Reporting Persons is 40 West 57th Street, 24th Floor, New York, New York, 10019.
Item 2(c). Citizenship:
1.	Master Account is a limited partnership organized in Anguilla, British West Indies.

2.	Advisors is a Delaware limited liability company.

3.	Fund Management is a Delaware limited liability company.

4.	Dr. Rachesky is a United States citizen.
Item 2(d). Title of Class of Securities:
     Common Stock
Item 2(e). CUSIP Number:
     640522108
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

☐  Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)

☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)

☐  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)

☐  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)

☐  An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)

☐  An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)

☐  A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)

☐  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
             Investment Company Act (15 U.S.C. 80a-3);

(j)

☐  A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)

☐  Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________

Page 9 of 13 Pages

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
(a) Amount beneficially owned:
     As of the date hereof:
1.	Master Account may be deemed to be the beneficial owner of 4,055,152 shares of Common Stock held for its own account. This number consists of (A) 3,056,493 shares of Common Stock and (B) 998,659 shares of Common Stock that may be obtained by Master Account upon exercise of warrants.

2.	Capital Partners (100) may be deemed the beneficial owner of 483,034 shares of Common Stock held for its own account. This number consists of (A) 367,832 shares of Common Stock and (B) 115,202 shares of Common Stock that may be obtained by Capital Partners (100) upon exercise of warrants.

3.	Advisors may be deemed the beneficial owner of 4,610,381 shares of Common Stock. This number consists of (A) 3,056,493 shares of Common Stock held for the account of Master Account, (B) 998,659 shares of Common Stock that can be obtained by Master Account upon exercise of warrants, (C) 367,832 shares of Common Stock held for the account of Capital Partners (100), (D) 115,202 shares of Common Stock that can be obtained by Capital Partners (100) upon exercise of warrants and (E) 72,195 shares of Common Stock held for its own account.

4.	Fund Management may be deemed the beneficial owner of 4,538,186 shares of Common Stock. This number consists of (A) 3,056,493 shares of Common Stock held for the account of Master Account, (B) 998,659 shares of Common Stock that can be obtained by Master Account upon exercise of warrants, (C) 367,832 shares of Common Stock held for the account of Capital Partners (100) and (D) 115,202 shares of Common Stock that can be obtained by Capital Partners (100) upon exercise of warrants.

5.	OTT may be deemed the beneficial owner of 42,105 shares of Common Stock held for its own account.

6.	Dr. Rachesky may be deemed the beneficial owner of 4,760,953 shares of Common Stock. This number consists of (A) 3,056,493 shares of Common Stock held for the account of Master Account, (B) 998,659 shares of Common Stock that can be obtained by Master Account upon exercise of warrants, (C) 367,832 shares of Common Stock held for the account of Capital Partners (100), (D) 115,202 shares of Common Stock that may be obtained by Capital Partners (100) upon exercise of warrants, (E) 72,195 shares of Common Stock held for the account of Advisors, (F) 42,105 shares of Common Stock held for the account of OTT, (G) 102,729 shares of Common Stock that may be obtained by Dr. Rachesky upon exercise of stock options and (H) 5,738 shares of Common Stock that may be obtained by Dr. Rachesky upon conversion of a restricted stock unit.
(b) Percent of class:
     The percentages set forth below are calculated based on information contained in the Issuer’s Definitive Proxy Statement filed December 17, 2008, which disclosed that there were 54,473,919 shares of Common Stock outstanding as of December 17, 2008.
1.	Master Account may be deemed to be the beneficial owner of approximately 7.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

2.	Capital Partners (100) may be deemed to be the beneficial owner of approximately 0.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

Page 10 of 13 Pages

3.	Advisors may be deemed to be the beneficial owner of approximately 8.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

4.	Fund Management may be deemed to be the beneficial owner of approximately 8.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

5.	OTT may be deemed to be the beneficial owner of approximately 0.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

6.	Dr. Rachesky may be deemed to be the beneficial owner of approximately 8.5% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.
(c) Number of shares as to which such person has:
1.	Master Account
(i)	Sole power to vote or to direct the vote: 4,055,152

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,055,152

(iv)	Shared power to dispose or to direct the disposition of: 0
2.	Capital Partners (100)
(i)	Sole power to vote or to direct the vote: 483,034

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 483,034

(iv)	Shared power to dispose or to direct the disposition of: 0
3.	Advisors
(i)	Sole power to vote or to direct the vote: 4,610,381

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,610,381

(iv)	Shared power to dispose or to direct the disposition of: 0

Page 11 of 13 Pages

4.	Fund Management
(i)	Sole power to vote or to direct the vote: 4,538,186

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,538,186

(iv)	Shared power to dispose or to direct the disposition of: 0
5.	OTT
(i)	Sole power to vote or to direct the vote: 42,105

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 42,105

(iv)	Shared power to dispose or to direct the disposition of: 0
6.	Dr. Rachesky
(i)	Sole power to vote or to direct the vote: 4,760,953

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,760,953

(iv)	Shared power to dispose or to direct the disposition of: 0

Page 12 of 13 Pages

Item 5. Ownership of Five Percent or Less of a Class.
This Item 5 is not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
The partners of each of Master Account and Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100) in accordance with their respective ownership interests in Master Account and Capital Partners (100).
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
This Item 7 is not applicable.
Item 8. Identification and Classification of Members of the Group.
This Item 8 is not applicable.
Item 9. Notice of Dissolution of Group.
This Item 9 is not applicable.
Item 10. Certification.
By signing below, each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
February 13, 2009.

Page 13 of 13 Pages

MHR CAPITAL PARTNERS MASTER ACCOUNT LP
By:	MHR Advisors LLC
its General Partner

By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MHR ADVISORS LLC
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MHR FUND MANAGEMENT LLC
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Managing Principal

MARK H. RACHESKY, M.D.
By:	/s/ Hal Goldstein, Attorney in Fact